Incorporation of Shinhan Vietnam Bank into Shinhan Financial Group

On October 13, 2009, “Shinhan Vietnam Bank” joined Shinhan Financial Group (“SFG”) as an indirect subsidiary.

“Shinhan Vietnam Bank” is a wholly-owned overseas subsidiary of Shinhan Bank, a bank subsidiary of SFG, with a paid-in capital of VND 1.67 trillion (KRW 109.4 billion).